FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-184376-05
June 28, 2013

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

           The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-184376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

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$780,614,000 (Approximate)
COMM 2013-CCRE9 Mortgage Trust
as Issuing Entity
Deutsche Mortgage & Asset Receiving Corporation
as Depositor
Cantor Commercial Real Estate Lending, L.P.
German American Capital Corporation
UBS Real Estate Securities Inc.
KeyBank National Association
as Sponsors and Mortgage Loan Sellers

COMM 2013-CCRE9 COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

This free writing prospectus relates to Deutsche Mortgage & Asset Receiving Corporation’s offering of Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class X-A of its COMM 2013-CCRE9 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated June 24, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000550 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated June 24, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000548 (the “Term Sheet”):

Structural Update

1.	Class A-3, Class A-3FL, Class A-3FX and Class A-4 Certificates.

The initial certificate balance of the Class A-3 Certificates, which were offered pursuant to the Free Writing Prospectus, has been reduced from $635,966,000 to $75,000,000.  A new class of Certificates, the Class A-3FL Certificates, with an initial certificate balance of $125,000,000 (which was not offered by the Free Writing Prospectus and is not being offered hereby) will be issued by the issuing entity and will receive payments and be allocated losses as described in Attachment A to this free writing prospectus.  An additional class of Certificates, the Class A-3FX Certificates, with an initial certificate balance of $0 (which was not offered by the Free Writing Prospectus and is not being offered hereby), will also be issued by the issuing entity and will receive payments and be allocated losses pari passu with the Class A-3FL Certificates.  Subject to certain conditions, the Class A-3FL Certificates will be exchangeable for the Class A-3FX Certificates and consequently the aggregate certificate balance of the Class A-3FL Certificates and the Class A-3FX Certificates will never be greater than $125,000,000.  A new class of Certificates, the Class A-4 Certificates, with an initial certificate balance of $435,966,000 (which is being offered hereby) will be issued by the issuing entity and will receive payments and be allocated losses as described in Attachment A to this free writing prospectus.  Additional information with respect to the Class A-3, Class A-3FL, Class A-3FX and Class A-4 Certificates is set forth on Attachment A of this free writing prospectus.  The issuing entity will privately offer the Class A-3FL and Class A-3FX Certificates pursuant to a separate Private Placement Memorandum.  After giving effect to the addition of the Class A-3FL, Class A-3FX and Class A-4 Certificates, the issuing entity will issue nineteen (19) classes of commercial mortgage pass-through certificates, and the aggregate certificate balance of Certificates offered by the Free Writing Prospectus is now $780,614,000.

2.	Class X-A Certificates.

The Class X-A certificates will have an aggregate notional amount equal to the aggregate principal balance of the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-M certificates and the Class A-3FL Regular Interest outstanding from time to time.  The Pass-Through Rate applicable to the Class X-A Certificates for each Distribution Date will equal the weighted average of the respective strip rates (the “Class X-A Strip Rates”) at which interest accrues from time to time on the respective components of the total Notional Balance of the Class X-A Certificates outstanding immediately prior to the related Distribution Date (weighted on the basis of the respective balances of such components outstanding immediately prior to such Distribution Date).  Each of those components will have a component notional balance that corresponds to the Certificate Balance the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 and Class A-M Certificates, and the Class A-3FL Regular Interest, respectively.  The applicable Class X-A Strip Rate with respect to each such component for any Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for the Class of Certificates or the Regular Interest that comprises such component.

3.	Updated Decrement Tables.

Percentages of the Initial Certificate Balance
of the Class A-3 Certificates at the Specified CPRs
0% CPR During Lock-Out, Defeasance, Yield Maintenance
and Prepayment Premium—Otherwise at Indicated CPR

Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Initial	100%	100%	100%	100%	100%

July 2014	100%	100%	100%	100%	100%

July 2015	100%	100%	100%	100%	100%

July 2016	100%	100%	100%	100%	100%

July 2017	100%	100%	100%	100%	100%

July 2018	100%	100%	100%	100%	100%

July 2019	100%	100%	100%	100%	100%

July 2020	100%	100%	99%	99%	98%

July 2021	100%	100%	99%	99%	98%

July 2022	100%	100%	99%	99%	98%

July 2023 and thereafter	0%	0%	0%	0%	0%

Weighted Average Life (years)	9.82	9.77	9.69	9.60	9.39

Percentages of the Initial Certificate Balance
of the Class A-4 Certificates at the Specified CPRs
0% CPR During Lock-Out, Defeasance, Yield Maintenance
and Prepayment Premium—Otherwise at Indicated CPR

Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Initial	100%	100%	100%	100%	100%

July 2014	100%	100%	100%	100%	100%

July 2015	100%	100%	100%	100%	100%

July 2016	100%	100%	100%	100%	100%

July 2017	100%	100%	100%	100%	100%

July 2018	100%	100%	100%	100%	100%

July 2019	100%	100%	100%	100%	100%

July 2020	100%	100%	100%	100%	100%

July 2021	100%	100%	100%	100%	100%

July 2022	100%	100%	100%	100%	100%

July 2023 and thereafter	0%	0%	0%	0%	0%

Weighted Average Life (years)	9.90	9.89	9.88	9.85	9.61

4.	Revised Issue Characteristics.

					Approximate	Weighted
		Approximate	Description of	Assumed Final	Initial	Average	Principal
	Initial Certificate	Initial Credit	Pass-Through	Distribution	Pass-Through	Life	Window	Anticipated Ratings (Fitch/KBRA/
Class	Balance(1)	Support	Rate	Date(2)	Rate	(Yrs.)(3)	(Mos.)(3)	S&P)(4)
Offered Certificates
A-3	$75,000,000	30.000%(5)	(6)	May 2023%		9.82	117 – 118	AAA(sf)/AAA(sf)/AAA(sf)
A-4	$435,966,000	30.000%(5)	(6)	June 2023%		9.90	118 – 119	AAA(sf)/AAA(sf)/AAA(sf)
	Non-Offered Certificates
A-3FL(7)	$125,000,000(7)	30.000%(5)	LIBOR + %(8)	May 2023%		9.82	117 – 118	AAA(sf)/AAA(sf)/AAA(sf)(9)
A-3FX(7)	$0(7)	30.000%(5)	(6)	May 2023%		9.82	117 – 118	AAA(sf)/AAA(sf)/AAA(sf)(9)

(1)	Approximate; subject to a variance of plus or minus 5.0%.

(2)
The assumed final distribution date with respect to each of the Class A-3, Class A-3FL, Class A-3FX and the Class A-4 certificates is the distribution date on which the final distribution would occur for the Class A-3, Class A-3FL, Class A-3FX and the Class A-4 certificates based upon the assumption that no mortgage loan is prepaid prior to its stated maturity date or anticipated repayment date, as applicable, and otherwise based on modeling assumptions described in the Free Writing Prospectus.  The rated final distribution date for each of the Class A-3, Class A-3FL, Class A-3FX and the Class A-4 certificates is the distribution date in July 2045. The actual performance and experience of the mortgage loans will likely differ from such assumptions. See “Yield and Maturity Considerations” and “Ratings” in the Free Writing Prospectus.

(3)
The weighted average life and principal window during which distributions of principal would be received as set forth in the table with respect to each of the Class A-3, Class A-3FL, Class A-3FX and Class A-4 certificates is based on (i) modeling assumptions and prepayment assumptions described in the Free Writing Prospectus, (ii) assumptions that there are no prepayments or losses on the mortgage loans and (iii) assumptions that there are no extensions of maturity dates and that mortgage loans with anticipated repayment dates are repaid on their respective anticipated repayment dates.

(4)
It is a condition to issuance of each of the Class A-3, Class A-3FL, Class A-3FX and Class A-4 certificates that they receive the ratings set forth above. Ratings shown are those of Fitch Ratings, Inc., Kroll Bond Rating Agency, Inc. and Standard & Poor’s Ratings Services.  Certain nationally recognized statistical rating organizations, as such term is defined in Section 3(a)(62) of the Securities Exchange Act of 1934 that were not hired by the depositor may use information they receive pursuant to Rule 17g 5 under the Securities Exchange Act of 1934 to rate the certificates. There can be no assurance as to what ratings a nationally recognized statistical rating organization other than Fitch Ratings, Inc., Kroll Bond Rating Agency, Inc. and Standard & Poor’s Ratings Services would assign or that its report will not express differing, possibly negative, views of the mortgage loans and/or the offered certificates. See “Risk Factors—Risks Related to the Offered Certificates— Ratings of the Offered Certificates” and “Ratings” in the Free Writing Prospectus.

(5)
Represents the approximate initial credit support for the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4 certificates, the Class A-3FL regular interest (to which the Class A-3FL and Class A-3FX certificates relate), in the aggregate.

(6)
For any distribution date, the pass-through rate on each of the Class A-3, Class A-3FX and Class A-4 certificates will equal one of (i) a fixed per annum rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360 day year consisting of twelve 30 day months) as of their respective due dates in the month preceding the month in which such distribution date occurs, (iii) a rate equal to the lesser of a specified pass-through rate and the rate specified in clause (ii), or (iv) the rate specified in clause (ii), less a specified rate.

(7)
All or a portion of the Class A-3FL certificates may be exchanged for Class A-3FX certificates. The aggregate certificate balance of the Class A-3FL certificates and Class A-3FX certificates will at all times equal the certificate balance of the Class A-3FL regular interest.

(8)
For each interest accrual period other than the initial interest accrual period, LIBOR for the Class A-3FL certificates will be determined on the date that is two LIBOR business days prior to the commencement of such interest accrual period. For the initial interest accrual period, LIBOR for the Class A-3FL certificates will be determined two LIBOR business days prior to the closing date.

(9)
The ratings assigned to the Class A-3FL certificates reflect only the receipt of up to the fixed rate of interest at a rate equal to the applicable pass-through rate for the Class A-3FL regular interest. The ratings of Fitch Ratings, Inc., Kroll Bond Rating Agency, Inc., and Standard & Poor’s Ratings Services do not address any shortfalls or delays in payment that investors in the Class A-3FL certificates may experience as a result of the conversion of the pass-through rate on Class A-3FL certificates from a floating interest rate to a fixed rate. See “Ratings” in the Free Writing Prospectus.

Trustee, Certificate Administrator and Servicing Update

●	The Fitch Ratings, Inc. required minimum long-term senior unsecured debt rating requirement for the Trustee and the Certificate Administrator is revised to change it to “A” from “A+”.

●
The following paragraph describing Deutsche Bank Trust Company Americas’ corporate trust services business is updated as follows:

“DBTCA and its affiliates have provided corporate trust services since 1991.  DBTCA and its affiliates have previously been appointed to the role of trustee for over 1,900 mortgage-backed transactions and has significant experience in this area.  In 2011, 2012 and 2013, DBTCA and its affiliates have been appointed to act as trustee or certificate administrator on 52 series of commercial mortgage-backed securities with an aggregate principal balance of approximately $45,670,151,364 billion.  To the best of its knowledge, DBTCA has no pending legal proceedings that would materially affect its ability to perform its duties as Certificate Administrator on behalf of the Certificateholders.”

●
Deutsche Bank AG, New York Branch, will provide an interest rate swap agreement for the benefit of the Class A-3FL Certificates (the “Swap Counterparty”).  The Swap Counterparty is an affiliate of Deutsche Mortgage & Asset Receiving Corporation, the depositor; Deutsche Bank Securities Inc., an underwriter; German American Capital Corporation, a sponsor and mortgage loan seller; and Deutsche Bank Trust Company Americas, the certificate administrator.

●
The Swap Counterparty’s affiliation with the Depositor, Deutsche Bank Securities Inc., German American Capital Corporation and the Certificate Administrator is added to the following sections of the Free Writing Prospectus:

“Summary—Relevant Parties and Dates”, “—Affiliates and Other Relationships” , “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Underwriters and Their Affiliates”, “—Other Potential Conflicts of Interest” and “Certain Relationships and Related Transactions”.

ATTACHMENT A

Class A-3, Class A-3FL, Class A-3FX and Class A-4 Certificates

The COMM 2013-CCRE9 Commercial Mortgage Pass-Through Certificates will include one class of certificates (the “Class A-3FL Certificates”) that entitles their holders to payments of interest based on a floating rate. The COMM 2013-CCRE9 Mortgage Trust will have the benefit of a swap transaction under a swap agreement (the “Swap Agreement”) with the Swap Counterparty. The issuing entity will include a swap transaction that will relate to the Class A-3FL Certificates (the “Swap Transaction”). Deutsche Bank AG, New York Branch (the “Swap Counterparty”), an affiliate of the depositor, one of the mortgage loan sellers and one of the underwriters, will be the counterparty under the Swap Transaction.

Holders of the Class A-3FL Certificates may, under certain circumstances, exchange such Certificates for an equal principal balance of Class A-3FX Certificates. Any such exchange will reduce the outstanding principal balance of the Class A-3FL Certificates, which could in turn have an adverse effect on the liquidity of the remaining Class A-3FL Certificates.

On each Distribution Date, prior to the Crossover Date, the Available Funds for such Distribution Date will be distributed first to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class X-A, Class X-B and the Class A-3FL Regular Interest in the following amounts and order of priority:

First, to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class X-A and Class X-B Certificates and the Class A-3FL Regular Interest, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Accrual Amount for such Classes;

Second, to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class X-A and Class X-B Certificates and the Class A-3FL Regular Interest in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective aggregate unpaid Interest Shortfalls previously allocated to such Classes;

Third, to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-3FL Regular Interest in reduction of the Certificate Balances thereof, in the following priority:

(1)
first, to the Class A-SB Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the Class A-SB Certificates has been reduced to the Planned Principal Balance as set forth on Annex A-3 of the Free Writing Prospectus for such Distribution Date;

(2)
then, to the Class A-1 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-SB Certificates pursuant to clause (1) above) for such Distribution Date, until the Certificate Balance of the Class A-1 Certificates has been reduced to zero;

(3)
then, to the Class A-2 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1 and Class A-SB Certificates pursuant to clauses (1) and (2) above) for such Distribution Date, until the Certificate Balance of the Class A-2 Certificates has been reduced to zero;

(4)
then, to the Class A-3 Certificates and the Class A-3FL Regular Interest, pro rata, based on their respective Certificate Balances, in reduction of their respective Certificate Balances, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2 and Class A-SB Certificates pursuant to clauses (1), (2) and (3) above) for such Distribution Date, until the aggregate Certificate Balance of the Class A-3 Certificates and the Class A-3FL Regular Interest has been reduced to zero;

(5)
then, to the Class A-4 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2, Class A-SB and Class A-3 Certificates and Class A-3FL Regular Interest pursuant to clauses (1), (2),

(3) and (4) above) for such Distribution Date, until the aggregate Certificate Balance of the Class A-4 Certificates has been reduced to zero; and

(6)
then, to the Class A-SB Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-3FL Regular Interest pursuant to clauses (1), (2), (3), (4) and (5) above) for such Distribution Date, until the Certificate Balance of the Class A-SB Certificates has been reduced to zero; and

Fourth,  to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-3FL Regular Interest to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, an amount equal to, and pro rata based upon, the aggregate of such unreimbursed Realized Losses previously allocated to such Class or the Regular Interest.

Notwithstanding the foregoing, on each Distribution Date occurring on or after the Crossover Date, regardless of the allocation of principal payments described in priority Third above, the Principal Distribution Amount for such Distribution Date will be distributed to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-3FL Regular Interest, pro rata, based on their respective Certificate Balances, in reduction of their respective Certificate Balances, until the Certificate Balance of each such Class or Regular Interest is reduced to zero. The “Crossover Date” is the Distribution Date on which the Certificate Balance of each Class of Sequential Pay Certificates (other than the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates, and the Class A-3FL Regular Interest) is (or will be) reduced to zero. None of the Class X-A or Class X-B Certificates will be entitled to any distribution of principal.

Any reduction of the Certificate Principal Balances of the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-3FL Regular Interest (and, therefore, the Class A-3FL and A-3FX Certificates) in connection with Realized Losses will be applied on a pro rata basis based on their respective Certificate Balances.

The Distribution Date Statement to Certificateholders is expected to include the following information including but not limited to: (i) (a) the total amount of all principal and/or interest distributions, as well as any other distributions (other than Yield Maintenance Charges), properly made on or in respect of the Class A-3FL Regular Interest with respect to such Distribution Date, and (b) any Available Funds and any other cash flows received on the Mortgage Loans and applied to pay fees and expenses (including the components of the Available Funds, or such other cash flows); (ii) the amount of the distribution on the Distribution Date to the holders of any Class of Regular Certificates, the Class A-3FL Regular Interest or the Swap Counterparty allocable to Prepayment Premiums and Yield Maintenance Charges; (iii) the Pass-Through Rate for each Class of Regular Certificates and the Class A-3FL Regular Interest for the Distribution Date; (iv) LIBOR as calculated for the related Distribution Date and for the next succeeding Distribution Date; and (v) the amount of any (a) payment by the Swap Counterparty as a termination payment and (b) payment in connection with the acquisition of a replacement Swap Agreement.

Distributions of Prepayment Premiums and Yield Maintenance Charges to the Class A-4 Certificates and the Class A-3FL Regular Interest (to which the Class A-3FL and Class A-3FX Certificates relate) will be made in substantially the same manner as such amounts are distributed among the Class A-1, Class A-2, Class A-SB and Class A-3 Certificates as described in “Description of the Offered Certificates—Distributions—Prepayment Premiums and Yield Maintenance Charges” in the Free Writing Prospectus.

In addition to other limitations described above, no amendment may be made to the Pooling and Servicing Agreement that would that adversely affects the distributions to the Swap Counterparty or the rights of the Swap Counterparty without the consent of the Swap Counterparty. For the avoidance of doubt, any exchange by a holder of a Class A-3FL Certificate of any portion of its aggregate outstanding certificate principal balance for an equal aggregate outstanding certificate principal balance of Class A-3FX Certificates will not be deemed to be an amendment.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.